July 27, 2005

Via U.S. Mail

Jacob Eluz
Chief Executive Officer and President
IBHAS Technologies Inc.
3061 West 15th Avenue
Vancouver A1 V6K 3A5

Re:	IBHAS Technologies Inc.
Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 thereunder
Filed July 19, 2005
File Number 5-80863

Dear Mr. Eluz:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Schedule 14F-1
1. In the second paragraph on the first page, you indicate that an investment group recently acquired 76.6% of the outstanding shares of common stock of the Company from existing shareholders. In the future, please ensure that you name the person(s) who acquired such control, pursuant to Item 6(e) of Schedule 14A. This comment also applies to the Form 8-K filed on July 6, 2005 and filing obligations under Item 5.01(a)(1) of that form.

Form 8-K Filed on July 6, 2005
2. You indicate that the Stock Purchase Agreement dated June 29,
2005
by and among the investment group and Benjamin West, Mohanad
Shurrab
and Abdellatif Anabtawi was filed as Exhibit 10.1, however, we are
unable to locate this exhibit on EDGAR.   Please revise to file
this
agreement.

Closing comment

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.
      Please direct any questions regarding our comments to me at
(202) 551-3264.  You may also reach me via facsimile at (202) 772-
9203.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions


cc via facsimile at 212-930-9725:

Gregory Sichenzia, Esq.
Sanny J. Barkats
Sichenzia Ross Friedman Ference LLP
1065 Avenue of the Americas
New York, NY  10018

IBHAS Technologies Inc.
July 27, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE